UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               ITC^DeltaCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 40 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Dave Mussman
                        c/o InterCall Holding Corporation
                            11808 Miracle Hills Drive
                                 Omaha, NE 68154
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 9, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 2 of 7 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          InterCall Holding Corporation, f/k/a ITC Holding Company, Inc.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
          N/A
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------- ------ --------------------------------------------
                             7      SOLE VOTING POWER
                                    0

         NUMBER OF           ------ --------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY
           EACH              ------ --------------------------------------------
         REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                    0
           WITH
                             ------ --------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 3 of 7 Pages
---------------------                                          -----------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          ITC Telecom Ventures, Inc.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
          N/A
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

---------------------------- ------ --------------------------------------------
                             7      SOLE VOTING POWER
                                    0

         NUMBER OF           ------ --------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 0
         OWNED BY
           EACH              ------ --------------------------------------------
         REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                    0
           WITH
                             ------ --------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 4 of 7 Pages
---------------------                                          -----------------

     This Amendment No. 3 to Schedule 13D filed by InterCall Holding Corporation, a Delaware corporation, f/k/a ITC Holding Company, Inc., a Delaware corporation ("Holding"), amends the Schedule 13D (the "Schedule 13D") filed by Holding and ITC Telecom Ventures, Inc., a Delaware corporation ("Ventures") (together, Holding and Ventures are referred to as the "Reporting Persons"), with the Securities and Exchange Commission on July 2, 2001, as amended by Amendment No. 1 dated September 6, 2001 and Amendment No. 2 dated November 8, 2002 , relating to the Common Stock, par value $.01 per share (the "Common Stock"), of ITC^DeltaCom, Inc., a Delaware corporation (the "Company").

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Holding and Ventures. Ventures is a direct wholly owned subsidiary of InterCall, Inc., a Delaware corporation ("InterCall"), and InterCall is a direct wholly owned subsidiary of Holding. Holding is a direct wholly owned subsidiary of West Corporation, a Delaware corporation ("West").

     (a) - (c) and (f)

     The principal business offices of Holding are located at 3300 20th Avenue, Valley, Alabama 36854. Holding owns and operates companies that provide audio, web and video conferencing services to businesses. The names of the directors and executive officers of Holding and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

     The principal business offices of InterCall are located at 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, Illinois 60631. InterCall provides audio, web and video conferencing services to businesses. The names of the directors and executive officers of InterCall and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule II hereto, which Schedule is incorporated herein by reference.

     The principal business offices of Ventures are located at 3300 20th Avenue, Valley, Alabama 36854. Following the disposition of the Common Stock disclosed herein, Ventures does not conduct any further business. The names of the directors and executive officers of Ventures and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule III hereto, which Schedule is incorporated herein by reference.

     The principal business offices of West are located at 11808 Miracle Hills Drive, Omaha, Nebraska 68154. West provides outsourced customer relationship management and automated voice transaction handling solutions in the United States. The names of the directors and executive officers of West and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule IV hereto, which Schedule is incorporated herein by reference.

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 5 of 7 Pages
---------------------                                          -----------------


     (d) and (e)

     Neither Holding, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Holding nor, to the best of its knowledge, any of the persons listed in
Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither InterCall, nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither InterCall nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither Ventures, nor, to the best of its knowledge, any of the persons listed in Schedule III hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Ventures nor, to the best of its knowledge, any of the persons listed in
Schedule III hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither West, nor, to the best of its knowledge, any of the persons listed in Schedule IV hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither West nor, to the best of its knowledge, any of the persons listed in
Schedule IV hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended to incorporate herein by reference the information included in response to Item 4.

Item 4. Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     On May 9, 2003 (the "Effective Date") pursuant to a Purchase Agreement between Holding, InterCall, Ventures, ITC Service Company, a Delaware corporation, and Magnolia Holding Company, a Delaware corporation ("Magnolia"), Holding transferred, among other assets, all of its shares of Company Common Stock to Magnolia in consideration for an aggregate purchase price of $64,226,765.

     The matters set forth in Item 5 below are incorporated in this Item 4 by reference as fully set forth herein.

     Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 6 of 7 Pages
---------------------                                          -----------------


Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     The information set forth in Schedule I, Schedule II, Schedule III and
Schedule IV as it relates to the securities ownership of the individuals identified therein is incorporated in this Item 5 by reference.

     (a) As of the Effective Date, Holding indirectly owns through Ventures, zero (0) shares of Common Stock. By virtue of the indirect ownership by Holding of all of the outstanding shares of Ventures, Holding is, for the purposes of this Schedule 13D, a beneficial owner of shares of Common Stock beneficially owned by Ventures, and Holding has the power to cause Ventures to vote, and dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by Holding. Holding and Ventures are the beneficial owners of zero percent (0%) of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d) of the Act.

     (b) The number of shares as to which Ventures, directly, and Holding, indirectly, have:

          (i)   sole power to vote or to direct the vote - 0;

          (ii)  shared power to vote or to direct the vote - 0;

          (iii) sole power to dispose or to direct the disposition of - 0; and

          (iv)  shared power to dispose or to direct the disposition of - 0.

     Items 5(a) and 6 are incorporated herein by reference.

     (c) The Reporting Persons have not, and to their knowledge, the persons listed in Schedule I, Schedule II, Schedule III and Schedule IV have not, within the past 60 days, effected any transactions in the Common Stock, except as otherwise disclosed above.

     (d) Not applicable

     (e) May 9, 2003

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated in its entirety as follows:

     Upon the disposition of the Common Stock, Holding is no longer a party to the registration rights agreement dated as of October 29, 2002 among the Company and certain stockholders of the Company, including Holding (the "Registration Rights Agreement").

     The Registration Rights Agreement has been filed with the SEC by the Company as part of Exhibit 99 to the Company's Current Report on Form 8-K dated August 28, 2002 and is incorporated herein by reference.

     The matters set forth in Item 5 above are incorporated in this Item 6 by reference as fully set forth herein.

---------------------                                          -----------------
CUSIP No. 45031T 40 1                                          Page 7 of 7 Pages
---------------------                                          -----------------


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: June 10, 2003

InterCall Holding Corporation               ITC Telecom Ventures, Inc.


/s/  Thomas B. Barker                   /s/  Thomas B. Barker
----------------------------------      ------------------------------
By:    Thomas B. Barker                 By:    Thomas B. Barker
Title: Chief Executive Officer          Title: President

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          INTERCALL HOLDING CORPORATION

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of Holding. Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 11808 Miracle Hills Drive, Omaha, Nebraska 68154.

Directors of Holding:
--------------------
               Name and Address                Present Occupation or Employment

Gary West                               Director
Mary West                               Director
Thomas Barker                           Director


Executive Officers of Holding:
------------------------------
               Name and Address                Present Occupation or Employment

Gary West                               Chairman of the Board
Mary West                               Vice Chairman of the Board / Secretary
Thomas Barker                           Chief Executive Officer
Nancee Berger                           Chief Operating Officer
Paul Mendlik                            Chief Financial Officer / Treasurer
Dave Mussman                            Vice President
Robert Johnson                          President

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Holding.

                                                   Amount of
                                                  Beneficial      Percent of
      Name of Beneficial Owner                     Ownership       Class (%)

      Gary West                                        0               0
      Mary West                                        0               0
      Thomas Barker                                    0               0
      Nancee Berger                                    0               0
      Paul Mendlik                                     0               0
      Dave Mussman                                     0               0
      Robert Johnson                                   0               0

      All directors and executive officers as
      a group (7 persons)                              0               0
                                                       -               -

----------

     The Percent of Class is based on the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which states that 44,848,300 shares of Common Stock were outstanding as of May 12, 2003.

SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 INTERCALL, INC.

         Set forth below is the name, business address and present occupation or employment of each director and executive officer of InterCall. Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 11808 Miracle Hills Drive, Omaha, Nebraska 68154.

Directors of InterCall:
-----------------------
                Name and Address              Present Occupation or Employment

Gary West                               Director
Mary West                               Director
Thomas Barker                           Director


Executive Officers of InterCall:
--------------------------------
                Name and Address              Present Occupation and Employment

Gary West                               Chairman of the Board
Mary West                               Vice Chair of the Board / Secretary
Thomas Barker                           Chief Executive Officer / President
Nancee Berger                           Chief Operating Officer
Paul Mendlik                            Chief Financial Officer / Treasurer
Dave Mussman                            Vice President
Robert Johnson                          Vice President

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of InterCall.

                                              Amount of
                                              Beneficial     Percent of
      Name of Beneficial Owner                 Ownership      Class (%)
      Gary West                                   0               0
      Mary West                                   0               0
      Thomas Barker                               0               0
      Nancee Berger                               0               0
      Paul Mendlik                                0               0
      Dave Mussman                                0               0
      Robert Johnson                              0               0

      All directors and executive officers
      as a group (7 persons)                      0               0
                                                  -               -

----------

     The Percent of Class is based on the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which states that 44,848,300 shares of Common Stock were outstanding as of May 12, 2003.

SCHEDULE III

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           ITC TELECOM VENTURES, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of Ventures. Each such person is a citizen of the United States. The business address of each director and executive officer named below is 11808 Miracle Hills Drive, Omaha, Nebraska 68154.

Directors of Ventures:
----------------------
                Name and Address              Present Occupation or Employment

Gary West                               Director
Mary West                               Director
Thomas Barker                           Director


Executive Officers of Ventures:
-------------------------------
                Name and Address              Present Occupation and Employment

Gary West                               Chairman of the Board
Mary West                               Vice Chair of the Board / Secretary
Thomas Barker                           Chief Executive Officer / President
Nancee Berger                           Chief Operating Officer
Paul Mendlik                            Chief Financial Officer/ Treasurer
Dave Mussman                            Vice President
Robert Johnson                          Vice President

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Ventures.

                                              Amount of
                                              Beneficial     Percent of
      Name of Beneficial Owner                 Ownership      Class (%)
      Gary West                                    0              0
      Mary West                                    0              0
      Thomas Barker                                0              0
      Nancee Berger                                0              0
      Paul Mendlik                                 0              0
      Dave Mussman                                 0              0
      Robert Johnson                               0              0

      All directors and executive officers
      as a group (7 persons)                       0              0
                                                   -              -

----------

     The Percent of Class is based on the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which states that 44,848,300 shares of Common Stock were outstanding as of May 12, 2003.

SCHEDULE IV

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                WEST CORPORATION

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of West. Each such person is a citizen of the United States. The business address of each director and executive officer named below is 11808 Miracle Hills Drive, Omaha, Nebraska 68154.

Directors of West:
------------------

                Name and Address           Present Occupation or Employment

Gary L. West                            Director
Mary E. West                            Director
Thomas B. Barker                        Director
George H. Krauss                        Director
William E. Fisher                       Director
Greg T. Sloma                           Director


Executive Officers of West:
---------------------------

                Name and Address           Present Occupation or Employment

Gary L. West                            Chairman of the Board
Mary E. West                            Vice Chairman of the Board / Secretary
Thomas B. Barker                        Chief Executive Officer / President
Nancee R. Berger                        Chief Operating Officer
Paul M. Mendlik                         Chief Financial Officer / Treasurer
Jon R. Hanson                           Chief Administrative Officer

     The following table presents, as of the Effective Date, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of West.

                                              Amount of
                                              Beneficial     Percent of
      Name of Beneficial Owner                 Ownership      Class (%)
      Gary L. West                                 0              0
      Mary E. West                                 0              0
      Thomas B. Barker                             0              0
      Nancee R. Berger                             0              0
      Paul M. Mendlik                              0              0
      Jon R. Hanson                                0              0
      George H. Krauss                             0              0
      William E. Fisher                            0              0
      Greg T. Sloma                                0              0

      All directors and executive officers
      as a group (9 persons)                       0              0
                                                   -              -

----------

     The Percent of Class is based on the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which states that 44,848,300 shares of Common Stock were outstanding as of May 12, 2003.